Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273728

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated August 10, 2023)

GOODNESS GROWTH HOLDINGS, INC.

15,000,000 Subordinate Voting Shares

Up to 80,670,773 Subordinate Voting Shares Underlying Notes

Up to 6,250,000 Subordinate Voting Shares Underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2023 (the “Prospectus”), with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling security holders named in the Prospectus (the “Selling Shareholders”) of up to an aggregate of 101,920,773 of our subordinate voting shares (“subordinate voting shares”), which consist of: (i) up to 15,000,000 subordinate voting shares issued in a private offering to certain Selling Shareholders in connection with a Fifth Amendment to Credit Agreement and First Amendment to Security Agreement by and among Goodness Growth Holdings, Inc., certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of March 31, 2023 (the “Fifth Amendment”); (ii) up to 80,670,773 subordinate voting shares that are issuable from time to time to certain Selling Shareholders upon conversion of, and payment of interest on, convertible notes issued in a private offering pursuant to a Sixth Amendment to the Credit Agreement by and among Goodness Growth Holdings, Inc., certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of April 28, 2023 (the “Sixth Amendment”); and (iii) up to 6,250,000 subordinate voting shares that are issuable from time to time to certain of the Selling Shareholders upon the exercise of warrants to purchase our subordinate voting shares that were issued in a private offering to Selling Shareholders in connection with the Sixth Amendment.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, any may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our subordinate voting shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “GDNS” and on the OTCQX under the symbol “GDNSF.” On August 11, 2023, the closing sale price of our subordinate voting shares as reported on the CSE was C$0.165 and the closing sale price of our subordinate voting shares on the OTCQX was $0.129.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-56225

GOODNESS GROWTH HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	82-3835655
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

207 South 9th Street, Minneapolis, MN	55402
(Address of principal executive offices)	(Zip Code)

(612) 999-1606
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☑    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	◻	Accelerated filer	◻
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☑

As of August 10, 2023, the registrant had the following number of shares of each of its classes of registered securities outstanding: Subordinate Voting Shares – 108,262,130; Multiple Voting Shares – 348,642; and Super Voting Shares – 0.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In U.S Dollars, unaudited and condensed)

	June 30,	December 31,
	2023	2022
Assets
Current assets:
Cash	$11,346,063	$15,149,333
Accounts receivable, net of allowance for doubtful accounts of $349,575 and $453,860, respectively	4,946,269	4,286,072
Inventory	19,783,582	20,508,023
Prepayments and other current assets	1,910,514	2,544,532
Warrants receivable	1,248,224	—
Assets Held for Sale	87,132,328	4,240,781
Total current assets	126,366,980	46,728,741
Property and equipment, net	24,279,582	89,606,932
Operating lease, right-of-use asset	2,126,179	6,110,787
Notes receivable, long-term	3,750,000	3,750,000
Intangible assets, net	8,048,913	8,776,946
Goodwill	—	183,836
Deposits	383,645	2,312,161
Deferred tax assets	995,000	1,687,000
Total assets	$165,950,299	$159,156,403
Liabilities
Current liabilities
Accounts Payable and Accrued liabilities	$27,089,821	$14,928,780
Long-Term debt, current portion	53,869,962	11,780,000
Right of use liability	888,327	1,680,294
Liabilities held for sale	75,146,975	1,319,847
Total current liabilities	156,995,085	29,708,921
Right-of-use liability	9,673,146	79,757,994
Other long-term liabilities	215,237	—
Convertible debt, net	3,093,196
Long-Term debt, net	3,898,443	46,248,604
Total liabilities	$173,875,107	$155,715,519

Commitments and contingencies (refer to Note 17)

Stockholders’ equity (deficiency)
Subordinate Voting Shares ($- par value, unlimited shares authorized; 86,721,030 shares issued and outstanding)	—	—
Multiple Voting Shares ($- par value, unlimited shares authorized; 348,642 shares issued and outstanding)	—	—
Super Voting Shares ($- par value; unlimited shares authorized; 65,411 shares issued and outstanding)	—	—
Additional Paid in Capital	185,691,379	181,321,847
Accumulated deficit	(193,616,187)	(177,880,963)
Total stockholders' equity (deficiency)	$(7,924,808)	$3,440,884
Total liabilities and stockholders' equity (deficiency)	$165,950,299	$159,156,403

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(In U.S. Dollars, unaudited and condensed)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Revenue	$20,196,556	$21,090,148	$39,284,980	$36,728,720
Cost of sales
Product costs	10,275,584	10,663,251	19,853,795	20,346,228
Inventory valuation adjustments	589,676	59,871	579,676	3,526,788
Gross profit	9,331,296	10,367,026	18,851,509	12,855,704
Operating expenses:
Selling, general and administrative	8,059,427	8,625,439	15,216,262	17,903,408
Stock-based compensation expenses	2,037,204	1,098,008	3,712,798	1,740,513
Depreciation	117,681	163,127	277,191	319,224
Amortization	159,028	172,267	318,794	344,533
Total operating expenses	10,373,340	10,058,841	19,525,045	20,307,678

Income (loss) from operations	(1,042,044)	308,185	(673,536)	(7,451,974)

Other income (expense):
Impairment of long-lived assets	—	(54,739)	—	(5,367,915)
Gain (loss) on disposal of assets	(2,747,881)	—	(2,747,881)	168,359
Gain (loss) on sale of property and equipment	—	(10,930)	—	(10,930)
Interest expenses, net	(7,744,794)	(5,297,823)	(14,879,584)	(9,899,622)
Other income (expenses)	5,798,335	(82,769)	5,820,648	1,117,224
Other income (expenses), net	(4,694,340)	(5,446,261)	(11,806,817)	(13,992,884)

Loss before income taxes	(5,736,384)	(5,138,076)	(12,480,353)	(21,444,858)

Current income tax expenses	(1,652,871)	(965,000)	(3,377,871)	(2,340,000)
Deferred income tax recoveries	60,000	(80,000)	123,000	3,035,000
Net loss and comprehensive loss	(7,329,255)	(6,183,076)	(15,735,224)	(20,749,858)
Net loss per share - basic and diluted	$(0.06)	$(0.05)	$(0.12)	$(0.16)
Weighted average shares used in computation of net loss per share - basic & diluted	128,126,330	128,111,328	128,126,330	128,111,328

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

(In U.S. Dollars, unaudited and condensed)

	Common Stock
	SVS		MVS		Super Voting Shares				Total
							Additional Paid-	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity (deficiency)
Balance, January 1, 2022	81,298,228	$—	402,720	$—	65,411	$—	$178,429,422	$(135,423,519)	$43,005,903
Conversion of MVS shares	2,813,400	—	(28,134)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	1,740,513	—	1,740,513
Net Loss	—	—	—	—	—	—	—	(20,749,858)	(20,749,858)
Balance at June 30, 2022	84,111,628	$—	374,586	$—	65,411	$—	$180,169,935	$(156,173,377)	$23,996,558

Balance, January 1, 2023	86,721,030	$—	348,642	$—	65,411	$—	$181,321,847	$(177,880,963)	$3,440,884
Stock-based compensation	—	—	—	—	—	—	2,464,574	—	2,464,574
Obligation to issue shares	—	—	—	—	—	—	1,407,903	—	1,407,903
Warrants issued in financing activities	—	—	—	—	—	—	497,055	—	497,055
Net Loss	—	—	—	—	—	—	—	(15,735,224)	(15,735,224)
Balance at June 30, 2023	86,721,030	$—	348,642	$—	65,411	$—	$185,691,379	$(193,616,187)	$(7,924,808)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars, except for per share data, unaudited and condensed)

	June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(15,735,224)	$(20,749,858)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory valuation adjustments	579,676	3,526,788
Depreciation	277,191	319,224
Depreciation capitalized into inventory	1,294,065	1,314,056
Non-cash operating lease expense	327,692	558,083
Amortization of intangible assets	318,794	344,533
Stock-based payments	3,712,798	1,740,513
Warrants receivable	(1,248,224)	—
Interest Expense	3,223,635	2,162,218
Impairment of long-lived assets	—	5,367,915
Deferred income tax	(123,000)	(3,035,000)
Accretion	593,063	2,521,196
Loss (gain) on sale of property and equipment	—	10,930
Loss on disposal of Red Barn Growers	2,909,757	—
Loss (gain) on disposal of assets	(161,727)	—
Gain on disposal of royalty asset	—	(168,359)
Change in operating assets and liabilities:
Accounts Receivable	(60,197)	(1,986,315)
Prepaid expenses	608,486	(1,031,442)
Inventory	(1,737,376)	(1,612,556)
Accounts payable and accrued liabilities	3,150,425	870,373
Change in assets and liabilities held for sale	(91,247)	—
Net cash used in operating activities	$(2,161,413)	$(9,847,701)

CASH FLOWS FROM INVESTING ACTIVITIES:
PP&E Additions	$(2,478,645)	$(3,917,948)
Proceeds from sale of Red Barn Growers net of cash	439,186	—
Proceeds from sale of property, plant, and equipment	125,000	372,815
Proceeds from sale of royalty asset	—	236,635
Deposits	(260,545)	(403,281)
Net cash provided by (used in) investing activities	$(2,175,004)	$(3,711,779)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	$—	$16,355,643
Proceeds from convertible debt, net of issuance costs	3,497,462	—
Debt principal payments	(1,976,362)	—
Lease principal payments	(987,953)	(980,713)
Net cash provided by (used in) financing activities	$533,147	$15,374,930

Net change in cash	$(3,803,270)	$1,815,450

Cash, beginning of period	$15,149,333	$15,155,279

Cash, end of period	$11,346,063	$16,970,729

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Description of Business and Summary

Goodness Growth Holdings, Inc. (“Goodness Growth” or the “Company”) (formerly, Vireo Health International, Inc.) was incorporated under the Alberta Business Corporations Act on November 23, 2004, as Dominion Energy, Inc.. Vireo Health, Inc., (“VHI”) was incorporated under the laws of the State of Delaware on December 28, 2017, with an effective date of January 1, 2018. Through a series of transactions known, colloquially, as a “reverse-triangular merger,” on March 18, 2019, VHI was acquired by a subsidiary of the Company, with the result that the former shareholders of VHI comprised over 99% of the shareholders of the Company. The Company was previously listed on the Canadian Securities Exchange (the “CSE”) under ticker symbol “VREO.” On June 9, 2021, the Company changed its name to Goodness Growth Holdings, Inc. and its ticker symbol on the CSE to “GDNS.”

Goodness Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. Goodness Growth operates cannabis cultivation, production, and dispensary facilities in Maryland, Minnesota, and New York, and formerly in New Mexico, Arizona, and Ohio.

While marijuana and CBD-infused products are legal under the laws of many U.S. states (with vastly differing restrictions), the United States Federal Controlled Substances Act classifies all “marijuana” as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision. Recently some federal officials have attempted to distinguish between medical cannabis use as necessary, but recreational use as “still a violation of federal law.” At the present time, the distinction between “medical marijuana” and “recreational marijuana” does not exist under U.S. federal law.

On January 31, 2022, the Company entered into an Arrangement Agreement (the “Arrangement Agreement”) with Verano Holdings Corp. (“Verano”), pursuant to which Verano was to have acquired all of the issued and outstanding shares of Goodness Growth pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Arrangement”). Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares were to receive 0.22652 of a subordinate voting share of Verano (each a “Verano Subordinate Voting Share”), subject to adjustment as described in the Arrangement Agreement (the “Exchange Ratio”), for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the “Notice”) from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company’s public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano’s allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano had no factual or legal basis to justify or support purported termination of the Arrangement Agreement, which the Company determined to treat as a repudiation of the Arrangement Agreement.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance. On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above. Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

2. Summary of Significant Accounting Policies

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the Company’s consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the United States Securities and Exchange Commission (“SEC”) on March 31, 2023, (the "Annual Financial Statements"). There have been no material changes to the Company’s significant accounting policies.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements reflect the accounts of the Company. The information included in these statements should be read in conjunction with the Annual Financial Statements. The unaudited condensed consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results of interim periods should not be considered indicative of the results for the full year. These unaudited interim condensed consolidated financial statements include estimates and assumptions of management that affect the amounts reported in the unaudited condensed consolidated financial statements. Actual results could differ from these estimates.

Basis of consolidation

These unaudited condensed consolidated financial statements include the accounts of the following entities wholly owned, or effectively controlled by the Company during the period ended June 30, 2023:

Name of entity	Place of incorporation
Vireo Health, Inc.	Delaware, USA
Vireo Health of New York, LLC	New York, USA
Minnesota Medical Solutions, LLC	Minnesota, USA
MaryMed, LLC	Maryland, USA
Vireo of Charm City, LLC	Maryland, USA
1776 Hemp, LLC	Delaware, USA
Vireo Health of Massachusetts, LLC	Delaware, USA
Mayflower Botanicals, Inc.	Massachusetts, USA
EHF Cultivation Management, LLC	Arizona, USA
Vireo Health of New Mexico, LLC	Delaware, USA
Red Barn Growers, Inc.	New Mexico, USA
Resurgent Biosciences, Inc.	Delaware, USA
Vireo Health of Puerto Rico, LLC	Delaware, USA
Vireo Health de Puerto Rico, Inc.	Puerto Rico
XAAS Agro, Inc.	Puerto Rico
Vireo Health of Nevada 1, LLC	Nevada, USA
Verdant Grove, Inc.	Massachusetts, USA

The entities listed above are wholly owned or effectively controlled by the Company and have been formed or acquired to support the intended operations of the Company, and all intercompany transactions and balances have been eliminated in the Company's unaudited condensed consolidated financial statements.

Recently adopted accounting pronouncements

In October of 2021 FASB issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The adoption of the standard on January 1, 2023, did not have a material impact on the Company's results of operations or cash flows.

Net loss per share

Basic net loss per share is computed by dividing reported net loss by the weighted average number of common shares outstanding for the reported period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock of the Company during the reporting period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of common shares and the number of potential dilutive common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of vested share options and the incremental shares issuable upon conversion of the convertible notes. Potential dilutive common share equivalents consist of stock options, warrants, and restricted stock units.

In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be anti-dilutive. The Company recorded a net loss for the three and six month periods ended June 30, 2023, and 2022, presented in these financial statements, and as such there is no difference between the Company’s basic and diluted net loss per share for these periods.

The anti-dilutive shares outstanding for the six month period ending June 30, 2023, and 2022 were as follows:

	June 30,
	2023	2022
Stock options	30,185,610	26,187,660
Warrants	9,437,649	4,226,449
RSUs	3,102,765	1,094,200
Convertible debt	27,756,593	—
Total	70,482,617	31,508,309

Revenue Recognition

The Company’s primary source of revenue is from wholesale of cannabis products to dispensary locations and direct retail sales to eligible customers at the Company-owned dispensaries. Substantially all of the Company’s retail revenue is from the direct sale of cannabis products to medical customers.

The following table represents the Company’s disaggregated revenue by source:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Retail	$17,143,099	$17,041,492	$33,614,899	$29,453,715
Wholesale	3,053,457	4,048,656	5,670,081	7,275,005
Total	$20,196,556	$21,090,148	$39,284,980	$36,728,720

New accounting pronouncements not yet adopted

None.

3. Business Combinations and Dispositions

Dispositions

On June 23, 2023, the Company divested all the assets and liabilities of Red Barn Growers, Inc., a New Mexico nonprofit organization effectively controlled by the Company’s subsidiary company, Vireo Health of New Mexico, LLC, to 37 Management Group, Inc., a New Mexico corporation (“37 Management”). As part of this transaction, the Company is to be paid $1,000,000, less cash on hand of $60,814, of which $439,186 was paid at closing, and $500,000 is to be paid within one year of the close date. Consideration received was less than the net book value of the transferred assets and liabilities of $3,848,943, resulting in a loss of $2,909,757 which was recorded in the consolidated statement of loss and comprehensive loss for the three and six months ended June 30, 2023.

On March 31, 2022, the Company sold the rights to a 10% royalty on future net revenues generated by High Gardens, Inc., a former subsidiary of the Company that was divested in 2020, for cash consideration of $236,635. The carrying value of the intangible royalty asset prior to disposition was $68,276, resulting in a gain of $168,359 which was recorded in the unaudited condensed consolidated statement of loss and comprehensive loss for the six months ended June 30, 2022.

Assets Held for Sale

As of June 30, 2023, the Company identified property, equipment, and lease assets and liabilities associated with the businesses in New York, Nevada, Puerto Rico, and Massachusetts with carrying amounts that are expected to be recovered principally through sale or disposal rather than through continuing use such that the Company can better manage working capital and generate more favorable future cash flows. The sale of these assets and liabilities is highly probable, they can be sold in their immediate condition, and the sales are expected to occur within the next twelve months. As such, these assets and liabilities have been classified as “held for sale.” Assets and liabilities held for sale are as follows:

Assets held for sale
Property and equipment	$79,308,869
Intangible assets	662,501
Operating lease, right-of-use asset	4,074,072
Deferred Tax Assets	815,000
Deposits	2,271,886
Total assets held for sale	$87,132,328

Liabilities held for sale
Right of Use Liability	$75,146,975
Total liabilities held for sale	$75,146,975

4. Fair Value Measurements

The Company complies with ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Items measured at fair value on a non-recurring basis

The Company’s non-financial assets, such as prepayments and other current assets, long lived assets, including property and equipment, goodwill, and intangible assets, are measured at fair value when there is an indicator of impairment and are recorded at fair value only when an impairment charge is recognized. No indicators of impairment existed as of June 30, 2023, and therefore no impairment charges were recorded.

The carrying value of the Company’s accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to their short-term nature, and the carrying value of notes receivable, long-term debt, and convertible debt approximates fair value as they bear a market rate of interest.

5. Accounts Receivable

Trade receivables are comprised of the following items:

	June 30,	December 31,
	2023	2022
Trade receivable	$1,613,136	$1,421,027
Tax withholding receivable	2,789,504	2,755,396
Other	543,629	109,649
Total	$4,946,269	$4,286,072

Included in the trade receivables, net balance at June 30, 2023, and December 31, 2022, is an allowance for doubtful accounts of  $65,414 and $169,699 respectively. Included in the tax withholding receivable, net balance at June 30, 2023, and December 31, 2022, is an allowance for doubtful accounts of $284,161.

6. Inventory

Inventory is comprised of the following items:

	June 30,	December 31,
	2023	2022
Work-in-progress	$14,076,466	$14,209,695
Finished goods	5,125,923	5,506,760
Other	581,193	791,568
Total	$19,783,582	$20,508,023

Inventory is written down for any obsolescence, spoilage and excess inventory or when the net realizable value of inventory is less than the carrying value. Inventory valuation adjustments included in cost of sales on the statements of net loss and comprehensive loss is comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Work-in-progress	$540,967	$44,652	$556,039	$3,324,943
Finished goods	48,709	15,219	23,637	166,467
Other	—	—	—	35,378
Total	$589,676	$59,871	$579,676	$3,526,788

7. Prepayments and other current assets

Prepayments and other current assets are comprised of the following items:

	June 30,	December 31,
	2023	2022
Prepaid Insurance	$898,209	$1,894,385
Other Prepaid Expenses	1,012,305	650,147
Total	$1,910,514	$2,544,532

8. Property and Equipment, Net

Property and equipment, net consisted of the following:

	June 30,	December 31,
	2023	2022
Land	$863,105	$863,105
Buildings and leasehold improvements	14,929,970	17,567,628
Furniture and equipment	7,586,951	9,709,714
Software	242,204	221,540
Vehicles	284,000	646,257
Construction-in-progress	229,079	794,958
Right of use asset under finance lease	7,938,137	69,892,379
	32,073,446	99,695,581
Less: accumulated depreciation	(7,793,864)	(10,088,649)
Total	$24,279,582	$89,606,932

For the six months ended June 30, 2023, and 2022, total depreciation on property and equipment was $1,571,256 and $1,633,280, respectively. For the six months ended June 30, 2023, and 2022, accumulated amortization of the right of use asset under finance lease amounted to $2,077,675 and $3,007,098, respectively. The right of use asset under finance lease of $7,938,137 consists of leased processing and cultivation premises. The Company capitalized into inventory $1,294,065 and $1,314,056 relating to depreciation associated with manufacturing equipment and production facilities for the six months ended June 30, 2023, and 2022, respectively. The capitalized depreciation costs associated are added to inventory and expensed through Cost of Sales Product Cost on the unaudited condensed consolidated statements of net loss and comprehensive loss.

As of June 30, 2023, in conjunction with the Company’s held for sale assessment and disposal of certain long-lived assets, the Company evaluated whether property and equipment showed any indicators of impairment, and it was determined that the recoverable amount of certain net assets was above book value. As a result, the Company recorded an impairment charge of $0 (2022 - $5,367,915) on property and equipment, net.

9. Leases

Components of lease expenses are listed below:

	June 30,	June 30,
	2023	2022
Finance lease cost
Amortization of ROU assets	$414,376	$549,601
Interest on lease liabilities	5,566,631	5,288,767
Operating lease costs	1,060,043	1,294,433
Total lease costs	$7,041,050	$7,132,801

Future minimum lease payments (principal and interest) on the leases are as follows:

	Operating Leases	Finance Leases
	June 30, 2023	June 30, 2023	Total
2023	$1,042,238	$5,614,232	$6,656,470
2024	2,007,051	11,063,698	13,070,749
2025	1,858,102	11,164,577	13,022,679
2026	1,522,046	11,496,826	13,018,872
2027	1,353,809	11,839,086	13,192,895
Thereafter	1,271,640	185,973,220	187,244,860
Total minimum lease payments	$9,054,886	$237,151,639	$246,206,525
Less discount to net present value	(2,745,266)	(157,752,810)	(160,498,077)
Less liabilities held for sale	(4,151,339)	(70,995,636)	(75,146,975)
Present value of lease liability	$2,158,281	$8,403,193	$10,561,473

The Company has entered into various lease agreements for the use of buildings used in production and retail sales of cannabis products.

On February 24, 2023, the Company signed the fourth amendment to the existing lease agreements for the cultivation and processing facilities in New York. The amendment provides for additional tenant improvements of $4,000,000 and increases base rent by $50,000 a month.

Supplemental cash flow information related to leases:

	June 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Lease principal payments	$987,953	$980,713
Non-cash additions to ROU assets	4,054,328	—
Amortization of operating leases	512,880	657,921

Other information about lease amounts recognized in the financial statements:

	June 30,
	2023	2022
Weighted-average remaining lease term (years) – operating leases	4.70	5.25
Weighted-average remaining lease term (years) – finance leases	17.43	19.12
Weighted-average discount rate – operating leases	15.00%	15.00%
Weighted-average discount rate – finance leases	15.32%	15.27%

10. Goodwill

The following table shows the change in carrying amount of goodwill:

Goodwill - December 31, 2021 and 2022	$183,836
Divestitures (Note 3)	(183,836)
Goodwill - June 30, 2023	$—

Goodwill is tested for impairment annually or more frequently if indicators of impairment exist or if a decision is made to dispose of business. The valuation date for the Company’s annual impairment testing is December 31. Following the divestiture of Red Barn Growers (Note 3), the carrying value of goodwill is $0.

11. Intangibles

Intangible assets are comprised of the following items:

	Licenses	Royalty Asset	Total
Balance December 31, 2021	$10,116,013	$68,276	$10,184,289
Divestitures	—	(68,276)	(68,276)
Amortization	(662,501)	—	(662,501)
Transfer to held for sale (Note 3)	(676,566)	—	(676,566)
Balance, December 31, 2022	$8,776,946	$—	$8,776,946
Divestitures (Note 3)	(409,239)	—	(409,239)
Amortization	(318,794)	—	(318,794)
Balance, June 30, 2023	$8,048,913	$—	$8,048,913

Amortization expense for intangibles was $159,028 and $318,794 during the three and six months ended June 30, 2023, respectively, and $172,267 and $344,533 during the three and six months ending June 30, 2022, respectively. Amortization expense is recorded in operating expenses on the unaudited condensed consolidated statements of net loss and comprehensive loss.

The Company estimates that amortization expense will be $601,066 per year for the next five fiscal years.

12. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following items:

	June 30,	December 31,
	2023	2022
Accounts payable – trade	$2,229,918	$1,905,008
Accrued Expenses	15,731,087	6,172,924
Taxes payable	8,502,127	6,166,145
Contract liability	626,689	684,703
Total accounts payable and accrued liabilities	$27,089,821	$14,928,780

13. Long-Term Debt

During 2017 the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019 the Company’s promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company has paid off 60,000 in principal, and the remaining $1,050,000 principal balance is due on December 31, 2023.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. The maturity date of the note is November 19, 2023, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the “Credit Facility”), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind interest payable monthly. The Credit Facility matures on March 31, 2024.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum and a maturity date of November 29, 2024. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Goodness Growth and certain of its subsidiaries, as borrowers (collectively, “Borrowers”), entered into a Third Amendment to the Credit Facility (the “Third Amendment”) providing for additional delayed draw term loans of up to $55 million (the “Delayed Draw Loans”). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to paid-in-kind interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "Agent"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 and considered a deferred financing cost. It also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan.

The following table shows a summary of the Company’s long-term debt:

	June 30,	December 31,
	2023	2022
Beginning of year	$58,028,604	$27,329,907
Proceeds	—	28,000,000
Principal repayments	(1,976,362)	—
Deferred financing costs	(1,407,903)	(2,236,919)
PIK interest	801,934	1,300,245
Amortization of deferred financing costs	2,322,132	3,635,371
End of period	57,768,405	58,028,604
Less: current portion	53,869,962	11,780,000
Total long-term debt	$3,898,443	$46,248,604

As of June 30, 2023, stated maturities of long-term debt were as follows:

2023	$3,050,000
2024	54,718,405
Thereafter	—
Total	$57,768,405

14. Convertible Notes

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the “Convertible Notes”). The convertible facility has a term of three years, with an annual interest rate of 12.0%, 6.0% cash and 6.0% paid-in-kind. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company’s Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid paid-in-kind interest is due on April 30, 2026.

During the three months ended June 30, 2023, the Company closed a second and third tranche of Convertible Notes, which are both convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from the second and third tranches amounted to $2,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055 (Note 16). The value of these warrants and other legal and administrative expenses amounting to $502,538 are treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan.

The following table shows a summary of the Company’s convertible debt:

	June 30,	December 31,
	2023	2022
Beginning of year	$—	$—
Proceeds	4,000,000	—
Deferred financing costs	(999,593)	—
PIK interest	24,707	—
Amortization of deferred financing costs	68,082	—
End of period	$3,093,196	—
Less: current portion	—	—
Total convertible debt	$3,093,196	$—

15. Stockholders’ Equity

Shares

The Company’s certificate of incorporation authorized the Company to issue the following classes of shares with the following par value and voting rights as of June 30, 2023. The liquidation and dividend rights are identical among shares equally in the Company’s earnings and losses on an as converted basis.

	Par Value	Authorized	Voting Rights
Subordinate Voting Share (“SVS”)	—	Unlimited	1 vote for each share
Multiple Voting Share (“MVS”)	—	Unlimited	100 votes for each share
Super Voting Share	—	Unlimited	1,000 votes for each share

Subordinate Voting Shares

Holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held.

Multiple Voting Shares

Holders of Multiple Voting Shares are entitled to one hundred votes for each Multiple Voting Share held.

Multiple Voting Shares each have the restricted right to convert to one hundred Subordinate Voting Shares subject to adjustments for certain customary corporate changes.

Super Voting Shares

Holders of Super Voting Shares are entitled to one thousand votes per Super Voting Share. Each Super Voting share is convertible into one Multiple Voting Share.

Shares Issued

During the six months ended June 30, 2022, 28,134 Multiple Voting Shares were redeemed for 2,813,400 Subordinate Voting Shares.

16. Stock-Based Compensation

Stock Options

In January 2019, the Company adopted the 2019 Equity Incentive Plan under which the Company may grant incentive stock option, restricted shares, restricted share units, or other awards. Under the terms of the plan, a total of ten percent of the number of shares outstanding assuming conversion of all super voting shares and multiple voting shares to subordinate voting shares are permitted to be issued. The exercise price for incentive stock options issued under the plan will be set by the committee but will not be less 100% of the fair market value of the Company’s shares on the date of grant. Incentive stock options have a maximum term of 10 years from the date of grant. The incentive stock options vest at the discretion of the Board.

Options granted under the equity incentive plan were valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30,	June 30,
	2023	2022
Risk-Free Interest Rate	3.81%	2.04%
Weighted Average Exercise Price	$0.25	$1.77
Expected Life of Options (years)	6.12	2.50
Expected Annualized Volatility	100.00%	55.00%
Expected Forfeiture Rate	N/A	N/A
Expected Dividend Yield	N/A	N/A

Stock option activity for the six months ended June 30, 2023, and for the year ended December 31, 2022, is presented below:

		Weighted Average	Weighted Avg.
	Number of Shares	Exercise Price	Remaining Life
Balance, December 31, 2021	23,226,338	$0.56	6.02
Forfeitures	(7,504,677)	0.59	—
Exercised	(15,002)	0.48	—
Granted	7,840,899	0.90	—
Balance, December 31, 2022	23,547,558	$0.66	7.30
Forfeitures	(3,065,793)	1.02	—
Granted	9,703,845	0.25	6.74
Options Outstanding at June 30, 2023	30,185,610	$0.50	6.68

Options Exercisable at June 30, 2023	22,323,534	$0.40	5.91

During the three and six months ended June 30, 2023, the Company recognized $600,377 and $1,999,635 in stock-based compensation relating to stock options, respectively. During the three and six months ended June 30, 2022, the Company recognized $802,118 and $1,393,718 in stock-based compensation relating to stock options, respectively. As of June 30, 2023, the total unrecognized compensation costs related to unvested stock options awards granted was $918,598. In addition, the weighted average period over which the unrecognized compensation expense is expected to be recognized is approximately 2.0 years. The total intrinsic value of stock options outstanding and exercisable as of June 30, 2023, was $20,503 and $11,990, respectively.

The Company does not estimate forfeiture rates when calculating compensation expense. The Company records forfeitures as they occur.

Warrants

Subordinate Voting Share (SVS) warrants entitle the holder to purchase one subordinate voting share of the Company. Multiple Voting Share (MVS) warrants entitle the holder to purchase one multiple voting share of the Company.

Warrants issued were valued using the Black-Scholes option pricing model with the following assumptions:

	June 30,	June 30,
SVS Warrants	2023	2022
Risk-Free Interest Rate	3.51%	N/A
Expected Life (years)	5.00	N/A
Expected Annualized Volatility	100.00%	N/A
Expected Forfeiture Rate	N/A	N/A
Expected Dividend Yield	N/A	N/A

A summary of the warrants outstanding is as follows:

	Number of	Weighted Average	Weighted Average
SVS Warrants	Warrants	Exercise Price	Remaining Life
Warrants outstanding at December 31, 2021	—	$—	—
Granted	150,000	1.49	2.00
Warrants outstanding at December 31, 2022	150,000	$1.49	2.00
Granted	6,250,000	0.15	5.00
Warrants outstanding at June 30, 2023	6,400,000	$0.18	4.75

Warrants exercisable at June 30, 2023	6,400,000	$0.18	4.75

	Number of	Weighted Average	Weighted Average
SVS Warrants Denominated in C$	Warrants	Exercise Price	Remaining Life
Warrants outstanding at December 31, 2021	3,037,649	$3.50	4.23
Granted	—	-	—
Warrants outstanding at December 31, 2022	3,037,649	$3.50	3.23
Granted	—	—	—
Warrants outstanding at June 30, 2023	3,037,649	$3.50	2.73

Warrants exercisable at June 30, 2023	3,037,649	$3.50	2.73

	Number of	Weighted Average	Weighted Average
MVS Warrants	Warrants	Exercise Price	Remaining Life
Warrants outstanding at December 31, 2021	13,583	$194.66	0.64
Expired	(13,583)	194.66	—
Warrants outstanding at December 31, 2022 and June 30, 2023	—	—	—

Warrants exercisable at June 30, 2023	—	$—	—

During the three and six months ended June 30, 2023, and 2022, $0 in stock-based compensation expense was recorded in connection with the SVS compensation warrants and $0 in stock-based compensation was recorded in connection with the MVS warrants.

On May 25, 2023, the Company and Grown Rogue International, Inc. (“Grown Rogue”) entered into a strategic agreement whereby Grown Rogue will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota. As part of this strategic agreement the Company is obligated to issue 10,000,000 warrants to purchase subordinate voting shares of Goodness Growth to Grown Rogue, with a strike price equal to a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Goodness Growth’s subordinate voting shares prior to the effective date of the agreement. These warrants have not been granted as of June 30, 2023, but were considered an accrued expense at a valuation $1,248,224 and included within stock-based compensation on the unaudited condensed consolidated statement of loss and comprehensive loss for the three and six month periods ended June 30, 2023.

RSUs

The expense associated with RSUs is based on closing share price of the Company’s subordinate voting shares on the business day immediately preceding the grant date, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The Company currently has RSUs that vest over a three year period. The awards are generally subject to forfeiture in the event of termination of employment. During the three and six months ended June 30, 2023, the Company recognized $188,603 and $464,939, respectively, in stock-based compensation expense related to RSUs. During the three and six months ended June 30, 2022 the Company recognized $295,890 and $346,795, respectively, in stock-based compensation expense related to RSUs.

A summary of RSUs is as follows:

		Weighted Avg.
	Number of Shares	Fair Value
Balance, December 31, 2021	—	$—
Granted on March 15, 2022	1,094,200	1.81
Granted on December 15, 2022	2,127,477	0.29
Balance, December 31, 2022	3,221,677	0.81
Forfeitures	(118,912)	0.71
Balance, June 30, 2023	3,102,765	$0.81

Vested at June 30, 2023	260,269	$1.81

17. Commitments and Contingencies

Legal proceedings

Schneyer

On February 25, 2019, Dr. Mark Schneyer (“Schneyer”) filed a lawsuit in Minnesota District Court, Fourth District (the “Court”), on his own behalf and, derivatively, on behalf of Dorchester Capital, LLC, naming Vireo Health, Inc. (“Vireo U.S.”), Dorchester Management, LLC (“Dorchester Management”), and Dorchester Capital, LLC (“Capital”), as defendants. The essence of the claims made by Schneyer is Vireo U.S. paid an inadequate price for MaryMed, LLC (“MaryMed”), which it purchased it from Capital in 2018, and that the consideration given – shares of preferred stock in Vireo U.S. – was distributed inappropriately by Capital at the direction of Dorchester Management (the managing member of Capital). Schneyer, who is a Class B member of Capital, sought unspecified damages in excess of $50,000 and other relief. Dorchester Management, LLC is an affiliated entity to Vireo U.S. and was previously used as a management company over Dorchester Capital, LLC. It no longer has active operations following Vireo Health, Inc.’s acquisition of MaryMed, LLC in 2018. It is owned and controlled by Kyle E. Kingsley and Amber H. Shimpa, executive officers and directors of Vireo U.S. and the Company.

Simultaneously with the complaint, Schneyer filed a motion seeking a temporary restraining order (“TRO”) to prevent the “further transfer” of MaryMed which would, Schneyer claimed, occur if Vireo U.S.’s RTO transactions were allowed to occur. The Court held a hearing on the motion for TRO on March 5, 2019 and denied the motion on the same day.

Weeks prior to commencement of the litigation, Dorchester Management had appointed a special litigation committee (“SLC”) on behalf of Capital to investigate the consideration provided by Vireo U.S. for the purchase of MaryMed and assess any potential claims Capital may have as a result of the transaction. The SLC, a retired judge who engaged another retired judge as legal counsel to the SLC, was appointed in accordance with Minnesota law, issued a report on May 1, 2021, recommending, among other things, that certain claims be permitted to proceed (the “Remaining Derivative Claims”) and other claims not be permitted to proceed by the Court (the “Rejected Derivative Claims”).

On July 7, 2021, Schneyer filed a Second Amended Complaint asserting direct claims on behalf of himself and the Remaining Derivative Claims on behalf of Capital and some Rejected Derivative Claims on behalf of Capital. Under Delaware law, Capital has a right to control the litigation of the Remaining Derivative Claims, the Rejected Derivative Claims, and any other derivative allegations that may be asserted on behalf of Capital. On August 17, 2021, Management exercised this right for Capital and appointed a second independent special litigation committee (the “Second SLC”), a partner at an international law firm, to manage the litigation of the claims raised in Schneyer’s Second Amended

Complaint. On August 31, 2021, Capital filed a complaint at the Second SLC’s direction alleging the Remaining Derivative Claims and the Rejected Derivative Claims. Schneyer opposed the appointment of the Second SLC.

On December 9, 2021, the Court dismissed Schneyer’s claim for rescissory damages and the Remaining Derivative Claim alleging fraud. The Court also ruled that the Remaining Derivative Claims should be pursued by the Second SLC. Finally, the Court also denied Schneyer’s request to seek punitive damages.

On February 22, 2022, the Minnesota Court of Appeals denied the immediate review of the December 9, 2021, order.

On June 20,2022 the Court issued an order amending and realigning the complaint brought by Capital for the Remaining Derivative Claims. The order also denied Vireo U.S.’s and Dorchester Management’s motion to dismiss the Remaining Derivative Claims brought by Capital.

Following this order, the litigation was permitted to proceed with Schneyer’s three direct contract claims against Vireo U.S and a direct fraud claim against Management and Vireo U.S. on an individual basis, as well as the Remaining Derivative Claims brought by Capital.

While Vireo U.S. continues to believe that Schneyer’s claims lack merit, it agreed to settle the litigation in April 2023 to avoid the expense, distraction and risk of the pre-trial and trial processes. Entering into this settlement in no way changes the defendants’ position that they did nothing wrong and that the claims were baseless.

Verano

On January 31, 2022, the Company entered into the Arrangement Agreement with Verano, pursuant to which Verano was to acquire all of the issued and outstanding shares of Goodness Growth pursuant to a Plan of Arrangement. Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares would receive 0.22652 of a Verano Subordinate Voting Share, subject to adjustment as described below, for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the “Notice”) from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company’s public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano’s allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported termination of the Arrangement Agreement, which the Company determined to treat as a repudiation of the Arrangement Agreement.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano wrongfully repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance. On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above. Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

Lease commitments

The Company leases various facilities, under non-cancelable finance and operating leases, which expire at various dates through September 2041.

18. Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of the following items:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Salaries and benefits	$3,865,517	$4,354,631	$7,662,927	$8,666,877
Professional fees	1,696,559	752,645	2,586,726	2,632,396
Insurance expenses	676,049	1,243,899	1,311,488	2,023,896
Marketing	227,068	175,588	452,181	534,348
Other expenses	1,594,234	2,098,676	3,202,940	4,045,891
Total	$8,059,427	$8,625,439	$15,216,262	$17,903,408

19. Other Income (Expense)

The CARES Act provides an employee retention credit (“CARES Employee Retention credit”), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through December 31, 2020. Additional relief provisions were passed by the United States government, which extend and slightly expand the qualified wage caps on these credits through December 31, 2021. Based on these additional provisions, the tax credit is now equal to 70% of qualified wages paid to employees during a quarter, and the limit on qualified wages per employee has been increased to $10,000 of qualified wages per quarter. The Company qualifies for the tax credit under the CARES Act. During the three and six months ended June 30, 2023, the Company recorded and received $4,650,264 (2022 - $0) related to the CARES Employee Retention credit in other income on the unaudited condensed consolidated statement of loss and comprehensive loss for the three and six months ended June 30, 2023.

On May 25, 2023, the Company and Grown Rogue International, Inc. (“Grown Rogue”) entered into a strategic agreement whereby Grown Rogue will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota. As part of this strategic agreement the Grown Rogue is obligated to grant the Company 8,500,000 warrants to purchase subordinate voting shares of Grown Rogue to Goodness Growth, with a strike price equal to a 25.0 percent premium to the 10-day VWAP of Grown Rogue’s subordinate voting shares prior to the effective date of the agreement. These warrants have not been granted as of June 30, 2023, but were considered a warrant recievable at a black-scholes valuation of $1,248,224 and included within other income on the unaudited condesned consolidated statement of loss and comprehensive loss for the three and six month periods ended June 30, 2023. An exercise price of $0.25, an expected life of 5 years, an annual risk-free interest rate of 4.13%, and volatility of 100% were the valuation assumptions used in the black-scholes model.

20. Supplemental Cash Flow Information(1)

	June 30,	June 30,
	2023	2022
Cash paid for interest	$12,003,729	$6,386,720
Cash paid for income taxes	1,055,235	3,000,000
Change in construction accrued expenses	8,211,272	66,988

(1)	For supplemental cash flow information related to leases, refer to Note 9.

21. Financial Instruments

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, accounts receivable, and notes receivable. A small portion of cash is held on hand, from which management believes the risk of loss is remote. Receivables relate primarily to wholesale sales. The Company does not have significant credit risk with respect to customers. The Company’s maximum credit risk exposure is equivalent to the carrying value of these instruments. The Company has been granted licenses pursuant to the laws of the states of Maryland, Massachusetts, Minnesota, Nevada, New York, and Puerto Rico with respect to cultivating, processing, and/or distributing marijuana. Presently, this industry is illegal under United States federal law. The Company has adhered, and intends to continue to adhere, strictly to the applicable state statutes in its operations.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of June 30, 2023, the Company’s financial liabilities consist of accounts payable and accrued liabilities, and debt. The Company manages liquidity risk by reviewing its capital requirements on an ongoing basis. Historically, the Company’s main source of funding has been additional funding from shareholders and debt financing. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity or debt financing.

Legal Risk

Goodness Growth operates in the United States. The U.S. federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the U.S., and a lack of accepted safety for the use of the drug under medical supervision. The U.S. Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication. In the U.S. marijuana is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency rates. Given the Company’s financial transactions are rarely denominated in a foreign currency, there is minimal foreign currency risk exposure.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company currently carries variable interest-bearing debt subject to fluctuations in the United States Prime rate. A change of 100 basis points in interest rates during the six months ended June 30, 2023, would have resulted in a corresponding change in the statement of loss and comprehensive loss of $276,169.

22. Related Party Transactions

As of June 30, 2023, and December 31, 2022, there were $0 and $1,613 due to related parties, respectively.

For the six months ended June 30, 2023, and 2022, the Company paid a related party (Bengal Impact Partners, of which Joshua Rosen, who is the Company’s interim Chief Executive Officer and a member of the Company’s Board of Directors, is a managing partner) $1,613 and $60,000, respectively, for corporate advisory services.

23. Subsequent Events

On July 11, 2023, the Company issued the 15,000,000 Subordinate Voting Shares to its senior secured lender, Chicago Atlantic Admin, LLC, an affiliate of Green Ivy Capital, and a group of lenders in connection with the fifth amendment to its Credit Facility signed on March 31, 2023.

On July 31, 2023, all 65,411 Super Voting Shares were converted into 6,541,100 Subordinate Voting Shares of the Company.

On July 31, 2023, the Company closed on the fourth tranche of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received, net of deferred financing costs of $20,000, were $980,000.

On August 14, 2023, the Company entered into consulting, licensing and wholesale agreements with two additional dispensaries in Maryland that are owned and controlled by HA-MD LLC and currently operate under the Ethos brand name. The agreements will result in the two Ethos dispensaries in Hampden and Rockville being, upon regulatory approval, rebranded to Green Goods® and include an option to acquire the two dispensaries if and when allowed by applicable law and regulations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the financial information and the notes thereto included in Part I, Item 1 of this Quarterly Report on Form 10-Q. Some of the information contained in this discussion and analysis or set forth elsewhere in this Quarterly Report on Form 10-Q, including information with respect to our outlook, plans and strategy for our business and potential financing, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or “forward-looking information” within the meaning of Canadian securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “remain,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “would,” “should,” “potential,” “intention,” “strategy,” “strategic,” “approach,” “subject to,” “possible,” “pending,” “if,” or the negative or plural of these words or similar expressions or variations. Such forward-looking statements and forward-looking information are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by the forward-looking statements or forward-looking information. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this Quarterly Report on Form 10-Q and those discussed in the section titled “Risk Factors” set forth in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2022, and in our other SEC and Canadian public filings. Such forward-looking statements reflect our beliefs and opinions on the relevant subject based on information available to us as of the date of this report, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. You should not rely upon forward-looking statements or forward-looking information as predictions of future events. Furthermore, such forward-looking statements or forward-looking information speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.

Amounts are presented in United States dollars, except as otherwise indicated.

Overview of the Company

Goodness Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. The Company is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale and retail business lines. With our core operations strategically located in three limited-license markets through our state-licensed subsidiaries, we cultivate and manufacture cannabis products and distribute these products through our growing network of Green Goods® and other retail dispensaries we own or operate as well as to third-party dispensaries in the markets in which our subsidiaries hold operating licenses.

The termination of the Arrangement Agreement gives rise to substantial doubt about the Company’s ability to meet its obligations over the next twelve months. Company management is working with the Company’s lenders, counsel, and other applicable parties to implement a plan to effectively mitigate the conditions giving rise to substantial doubt. Elements of this plan may include, but are not limited to, asset sales, debt restructuring, and capital raises. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s continuance as going concern is dependent on its future profitability and implementation of the aforementioned plan. The Company may not be successful in these efforts.

Three months ended June 30, 2023, Compared to Three months ended June 30, 2022

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our eighteen dispensaries in four states and our wholesale sales to third parties in four states. For the three months ended June 30, 2023, 85% of our revenue was generated from retail dispensaries and 15% from wholesale business.  For the three months ended June 30, 2022, 81% of our revenue was generated from retail business and 19% from wholesale business.

For the three months ended June 30, 2023, Minnesota operations contributed approximately 57% of revenues, New York contributed 17%, New Mexico contributed 5%, and Maryland contributed 21%. For the three months ended June 30, 2022, Minnesota operations contributed approximately 48% of revenues, New York contributed 18%, Arizona contributed 6%, New Mexico contributed 11%, and Maryland contributed 17%.

Revenue for the three-months ended June 30, 2023, was $20,196,556, a decrease of $893,592 or 4% compared to revenue of $21,090,148 for the three-months ended June 30, 2022. The decrease is primarily attributable to decreased revenue contributions from the retail business in New Mexico and the lack of Arizona revenues, which was disposed of in 2022, partially offset by Minnesota and Maryland revenue growth. An increased number of operators and store count drove decreased New Mexico revenues, while increased patient count and demand drove increased Minnesota revenues.

Retail revenue for the three months ended June 30, 2023, was $17,143,099 an increase of $101,607 or 1% compared to retail revenue of $17,041,492 for the three months ended June 30, 2022, primarily due to increased revenue contributions from Minnesota and Maryland offset by decreased contributions from New York and New Mexico.

Wholesale revenue for the three months ended June 30, 2023, was $3,053,457, a decrease of $995,199 compared to wholesale revenue of $4,048,656 for the three months ended June 30, 2022. The decrease was primarily due to the lack of Arizona wholesale revenues.

	Three Months Ended
	June 30,
	2023	2022	$Change	% Change
Retail:
MN	$11,479,371	$9,928,201	$1,551,170	16%
NY	2,279,635	2,792,734	(513,099)	(18)%
NM	911,969	2,340,575	(1,428,606)	(61)%
MD	2,472,124	1,979,982	492,142	25%
Total Retail	$17,143,099	$17,041,492	$101,607	1%

Wholesale:
AZ	$—	$1,344,620	$(1,344,620)	(100)%
MD	1,837,145	1,565,835	271,310	17%
NY	1,176,585	909,521	267,064	29%
NM	39,727	—	39,727	100%
MN	—	228,680	(228,680)	(100)%
Total Wholesale	$3,053,457	$4,048,656	$(995,199)	(25)%

Total Revenue	$20,196,556	$21,090,148	$(893,592)	(4)%
NM and AZ	$(951,696)	$(3,685,195)	$2,733,499	(74)%
Total Revenue excluding NM and AZ	$19,244,860	$17,404,953	$1,839,907	11%
N.M. Not Meaningful

Cost of Goods Sold and Gross Profit

Gross profit reflects total net revenue less cost of goods sold. Cost of goods sold represents the costs attributable to producing bulk materials and finished goods, which includes direct materials, labor, and certain indirect costs such as depreciation, insurance and utilities. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of goods sold are determined from costs related to the cultivation and processing of cannabis and cannabis-derived products as well as the cost of finished goods inventory purchased from third parties.

Cost of goods sold for the three months ended June 30, 2023, was $10,865,260, an increase of $142,138 compared to the three months ended June 30, 2022, of $10,723,122.

Gross profit for the three months ended June 30, 2023, was $9,331,296, representing a gross margin of 46%. This is compared to gross profit for the three months ended June 30, 2022, of $10,367,026 or a 49% gross margin. The decrease in gross profit and margin was driven primarily by an increase in inventory valuation adjustments of $529,805.

Our current production capacity has not been fully realized and we expect future gross profits to increase with revenue growth reflective of higher demand, increased product output and new product development. However, we expect gradual price compression as markets mature that could place downward pressure on our retail and wholesale gross margins.

Total Expenses

Total expenses other than the cost of goods sold consist of selling costs to support customer relationships, marketing, and branding activities. It also includes a significant investment in the corporate infrastructure required to support ongoing business.

Selling costs generally correlate to revenue. In the short-term as a percentage of sales, we expect selling costs to remain relatively flat.  However, as positive regulatory developments in our core markets occur, we expect selling costs as a percentage of sales to decrease via growth in our retail and wholesale channels.

General and administrative expenses also include costs incurred at the corporate offices, primarily related to personnel costs, including salaries, benefits, and other professional service costs, as well as corporate insurance, legal and professional fees associated with being a publicly traded company. We expect general and administrative expenses as a percentage of sales to decrease as we realize revenue growth organically and through positive regulatory developments in our core markets.

Total expenses for the three months ended June 30, 2023, were $10,373,340 an increase of $314,499 compared to total expenses of $10,058,841 for the three months ended June 30, 2022. The decrease in total expenses is primarily attributable to a decrease in salaries and wages and professional fees partially offset by an increase in share based compensation expense.

Operating Income (Loss) before Income Taxes

Operating income (loss) before other income (expense) and provision for income taxes for the three months ended June 30, 2023, was ($1,042,044) a decrease of $1,350,229 compared to operating income of $308,185 for the three months ended June 30, 2022.

Total Other Income (Expense)

Total other expense for the three months ended June 30, 2023, was $(4,694,340), a change of $751,921 compared to other expense of $(5,446,261) for the three months ended June 30, 2022. This change is primarily attributable to an increased losses on disposal of assets and interest expense, partially offset by increased other income attributable to the receipt of $4,650,264  related to the CARES Employee Retention credit.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the three months ended June 30, 2023, tax expense totaled $1,592,871 compared to tax expense of $1,045,000 for the three months ended June 30, 2022.

Six months ended June 30, 2023, Compared to Six months ended June 30, 2022

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our eighteen dispensaries in four states and our wholesale sales to third parties in five states. For the six months ended June 30, 2023, 86% of the revenue was generated from retail business and 14% from wholesale business. For the six months ended June 30, 2022, 80% of the revenue was generated from retail dispensaries and 20% from wholesale business.

For the six months ended June 30, 2023, Minnesota operations contributed approximately 57% of revenues, New York contributed 17%, New Mexico contributed 5%, and Maryland contributed 21%. For the six months ended June 30, 2022, Minnesota operations contributed approximately 47% of revenues, New York contributed 20%, Arizona contributed 6%, New Mexico contributed 9%, and Maryland contributed 18%.

Revenue for the six months ended June 30, 2023, was $39,284,980, an increase of $2,556,260 or 7% compared to revenue of $36,728,720 for the six months ended June 30, 2022. The increase is primarily attributable to increased revenue contributions from the retail business in Minnesota, partially offset by decreased retail revenues in New Mexico, and the lack of Arizona revenues, which was disposed of in 2022. The key revenue driver was increased patient demand in Minnesota, which is the result of the addition of cannabis flower to the Minnesota medical program in March of 2022.

Retail revenue for the six months ended June 30, 2023, was $33,614,899, an increase of $4,161,184 or 14% compared to retail revenue of $29,453,715 for the six months ended June 30, 2022, primarily due to revenue contributions from Minnesota and Maryland, partially offset by decreased New York and New Mexico retail revenues.

Wholesale revenue for the six months ended June 30, 2023, was $5,670,081, a decrease of $1,604,914 compared to wholesale revenue of $7,275,005 for the six months ended June 30, 2022. The decrease was primarily due to the lack of Arizona wholesale revenues.

	Six Months Ended
	June 30,
	2023	2022	$ Change	% Change
Retail:
MN	$22,198,288	$16,592,289	$5,605,999	34%
NY	4,641,577	5,651,627	(1,010,050)	(18)%
NM	1,964,285	3,263,928	(1,299,643)	(40)%
MD	4,810,749	3,945,871	864,878	22%
Total Retail	$33,614,899	$29,453,715	$4,161,184	14%

Wholesale:
AZ	$—	$2,355,683	$(2,355,683)	(100)%
MD	3,401,020	2,828,423	572,597	20%
NY	2,229,334	1,418,759	810,575	57%
NM	39,727	—	39,727	100%
MN	—	672,140	(672,140)	(100)%
Total Wholesale	$5,670,081	$7,275,005	$(1,604,924)	(22)%

Total Revenue	$39,284,980	$36,728,720	$2,556,260	7%
NM and AZ	$(2,004,012)	$(5,619,611)	$3,615,599	(64)%
Total Revenue excluding NM and AZ	$37,280,968	$31,109,109	$6,171,859	20%
N.M. Not Meaningful

Cost of Goods Sold and Gross Profit

Cost of goods sold for the six months ended June 30, 2023 was $20,433,471, a decrease of $3,439,545 compared to the six months ended June 30, 2022, of $23,873,016.

Gross profit for the six months ended June 30, 2023 was $18,851,509 representing a gross margin of 48%. This is compared to gross profit for the six months ended June 30, 2022 of $12,855,704 or a 35% gross margin. The increase in margin was driven by increased retail revenue contributions from Minnesota, which carries a high margin profile, both overall and as a percentage of total revenue, and the disposition of all Arizona wholesale operations, which carried a low margin in 2022.

Our current production capacity has not been fully realized and we expect future gross profits to increase with revenue growth reflective of higher demand, increased product output and new product development. However, we expect gradual price compression as markets mature that could place downward pressure on our retail and wholesale gross margins.

Total Expenses

Total expenses for the six months ended June 30, 2023 were $19,525,045, a decrease of $782,633 compared to total expenses of $20,307,678 for the six months ended June 30, 2022. The decrease in total expenses was attributable to a decrease in general and administrative expenses partially offset by an increase in stock-based compensation expenses driven by increased option issuances in 2023 relative to 2022. The decrease in general and administrative expenses was driven by reduced headcount and other corporate cost savings initiatives.

Operating Loss before Income Taxes

Operating loss before other income (expense) and provision for income taxes for the six months ended June 30, 2023 was ($673,536), a decrease of $6,855,252 compared to $(7,451,974) for the six months ended June 30, 2022.

Total Other Expense

Total other expenses for the six months ended June 30, 2022, were $11,806,817, a decrease of $2,186,067 compared to $13,992,884 for the six months ended June 30, 2022. This decrease is primarily attributable to increased other income attributable to the receipt of $4,650,264 related to the CARES Employee Retention credit and the lack of impairment losses in 2023, partially offset by increased interest expense driven by the Credit Facility and increased losses on disposal of assets related to the Red Barn Growers disposition.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the six months ended June 30, 2023, tax expense totaled $3,254,871 compared to a tax recoveries of $695,000 for the six months ended June 30, 2022.

NON-GAAP MEASURES

EBITDA is a non-GAAP measure that does not have standardized definition under GAAP. The following information provides reconciliations of the supplemental non-GAAP financial measure presented herein to the most directly comparable financial measures calculated and presented in accordance with GAAP. We have provided the non-GAAP financial measure, which is not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. This supplemental non-GAAP financial measure is presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measure presented provide additional perspective and insights when analyzing the core operating performance of the business. This supplemental non-GAAP financial measure should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Net income (loss)	$(7,329,255)	$(6,183,076)	$(15,735,224)	$(20,749,858)
Interest expense, net	7,744,794	5,297,823	14,879,584	9,899,622
Income taxes	1,592,871	1,045,000	3,254,871	(695,000)
Depreciation & Amortization	276,709	335,394	595,985	663,757
Depreciation included in cost of goods sold	559,978	613,863	1,294,065	1,314,056
EBITDA (non-GAAP)	$2,845,097	$1,109,004	$4,289,281	$(9,567,423)

Liquidity, Financing Activities During the Period, and Capital Resources

We are an early-stage growth company. We are generating cash from sales and deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are for capital expenditures and improvements in existing facilities, product development and marketing, customer, supplier, investor, industry relations, and working capital.

Current management forecasts and related assumptions support the view that we can adequately manage the operational needs of the business.

Credit Facility

During 2017 the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019 the Company’s promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company has paid off 60,000 in principal, and the remaining $1,050,000 principal balance is due on December 31, 2023.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. The maturity date of the note is November 19, 2023, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the “Credit Facility”), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind interest payable monthly. The Credit Facility matures on March 31, 2024.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum and a maturity date of November 29, 2024.. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Goodness Growth and certain of its subsidiaries, as borrowers (collectively, “Borrowers”), entered into a Third Amendment to the Credit Facility (the “Third Amendment”) providing for additional delayed draw term loans of up to $55 million (the “Delayed Draw Loans”). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to paid-in-kind interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "Agent"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 and considered a deferred financing cost. It also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan.

Convertible Notes

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the “Convertible Notes”). The convertible facility has a term of three years, with an annual interest rate of 12.0%, 6.0% cash and 6.0% paid-in-kind. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company’s Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid paid in kind interest is due on April 30, 2026.

During the three months ended June 30, 2023, the Company closed a second and third tranche of Convertible Notes, which are both convertible into Subordinate Voting Shares at a conversion price of $0.145.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055. The value of these warrants and other legal and administrative expenses amounting to $502,538 are treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan.

Cash Used in Operating Activities

Net cash used in operating activities was $2.2 million for the six months ended June 30, 2023, a decrease of $7.7 million as compared to $9.8 million for the six months ended June 30, 2022. The decrease is primarily attributed to more favorable changes in working capital items, and increased gross profit.

Cash Used in Investing Activities

Net cash used in investing activities was $2.2 million for the six months ended June 30, 2023, a decrease of $1.5 million compared to net cash used in investing activities of $3.7 million for the six months ended June 30, 2022. The decrease is primarily attributable to decreased property, plant, and equipment additions relative to the prior year quarter.

Cash Provided (Used) by Financing Activities

Net cash provided by financing activities was $0.5 million for the six months ended June 30, 2023, a change of $14.8 million as compared to $15.4 million provided by financing activities in the six months ended June 30, 2022. The change was principally due to decreased proceeds received from the Credit Facility in 2023 as compared to 2022.

Lease Transactions

As of June 30, 2023, we have entered into lease agreements for the use of buildings used in cultivation, production and/or sales of cannabis products in Maryland, Minnesota, New York, and Puerto Rico.

The lease agreements for all of the retail space used for our dispensary operations are with third-party landlords and remaining duration ranges from 1 to 6 years. These agreements are short-term facility leases that require us to make monthly rent payments as well as funding common area costs, utilities and maintenance. In some cases, we have received tenant improvement funds to assist in the buildout of the space to meet our operating needs. As of June 30, 2023, we operated 14 retail locations secured under these agreements.

We have also entered into sale and leaseback arrangements for our cultivation and processing facilities in Minnesota and New York with a special-purpose real estate investment trust. These leases are long-term agreements that provide, among other things, funds to make certain improvements to the property that will significantly enhance production capacity and operational efficiency of the facility.

Excluding any contracts under one year in duration, the future minimum lease payments (principal and interest) on all our leases are as follows:

	Operating Leases	Finance Leases
	June 30, 2023	June 30, 2023	Total
2023	$1,042,238	$5,614,232	$6,656,470
2024	2,007,051	11,063,698	13,070,749
2025	1,858,102	11,164,577	13,022,679
2026	1,522,046	11,496,826	13,018,872
2027	1,353,809	11,839,086	13,192,895
Thereafter	1,271,640	185,973,220	187,244,860
Total minimum lease payments	$9,054,886	$237,151,639	$246,206,525
Less discount to net present value	(2,745,266)	(157,752,810)	(160,498,076)
Less liabilities held for sale	(4,151,339)	(70,995,636)	(75,146,975)
Present value of lease liability	$2,158,281	$8,403,193	$10,561,474

ADDITIONAL INFORMATION

Outstanding Share Data

As of August 11, 2023, we had 108,610,772 shares issued and outstanding, consisting of the following:

(a)  Subordinate voting shares

108,262,130 shares issued and outstanding. The holders of subordinate voting shares are entitled to receive dividends which may be declared from time to time and are entitled to one vote per share at all shareholder meetings. All subordinate voting shares are ranked equally with regards to the Company’s residual assets. The Company is authorized to issue an unlimited number of no-par value subordinate voting shares.

(b)  Multiple voting shares

348,642 shares issued and outstanding. The holders of multiple voting shares are entitled to one hundred votes per share at all shareholder meetings. Each multiple voting share is exchangeable for one hundred subordinate voting shares. The Company is authorized to issue an unlimited number of multiple voting shares.

(c)  Super voting shares

0 shares issued and outstanding. The holders of super voting shares are entitled to one thousand votes per share at all shareholder meetings. Each super voting share is exchangeable for one hundred subordinate voting shares. The Company is authorized to issue an unlimited number of super voting shares.

Options, Warrants, and Convertible Promissory Notes

As of June 30, 2023, we had 30,185,610 employee stock options outstanding, 3,102,765 RSUs outstanding, 3,037,649 Subordinate Voting Share compensation warrants denominated in C$ related to financing activities, and 6,400,000 Subordinate Voting Share compensation warrants outstanding.

Off-Balance Sheet Arrangements

As of the date of this filing, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.

Critical Accounting Policies

There have been no material changes to our critical accounting policies and estimates from the information provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our 2022 Annual Report on Form 10-K for the year ended December 31, 2022.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk have been omitted as permitted under rules applicable to smaller reporting companies.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervisions of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2023, and, based on that evaluation, have concluded that the design and operation of our disclosure controls and procedures were effective as of such date.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We are involved in various regulatory issues, claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material, adverse effect on our results of operations or financial condition.

Schneyer

On February 25, 2019, Dr. Mark Schneyer (“Schneyer”) filed a lawsuit in Minnesota District Court, Fourth District (the “Court”), on his own behalf and, derivatively, on behalf of Dorchester Capital, LLC, naming Vireo Health, Inc. (“Vireo U.S.”), Dorchester Management, LLC (“Dorchester Management”), and Dorchester Capital, LLC (“Capital”), as defendants. The essence of the claims made by Schneyer is Vireo U.S. paid an inadequate price for MaryMed, LLC (“MaryMed”), which it purchased it from Capital in 2018, and that the consideration given – shares of preferred stock in Vireo U.S. – was distributed inappropriately by Capital at the direction of Dorchester Management (the managing member of Capital). Schneyer, who is a Class B member of Capital, sought unspecified damages in excess of $50,000 and other relief. Dorchester Management, LLC is an affiliated entity to Vireo U.S. and was previously used as a management company over Dorchester Capital, LLC. It no longer has active operations following Vireo Health, Inc.’s acquisition of MaryMed, LLC in 2018. It is owned and controlled by Kyle E. Kingsley and Amber H. Shimpa, executive officers and directors of Vireo U.S. and the Company.

Simultaneously with the complaint, Schneyer filed a motion seeking a temporary restraining order (“TRO”) to prevent the “further transfer” of MaryMed which would, Schneyer claimed, occur if Vireo U.S.’s RTO transactions were allowed to occur. The Court held a hearing on the motion for TRO on March 5, 2019 and denied the motion on the same day.

Weeks prior to commencement of the litigation, Dorchester Management had appointed a special litigation committee (“SLC”) on behalf of Capital to investigate the consideration provided by Vireo U.S. for the purchase of MaryMed and assess any potential claims Capital may have as a result of the transaction. The SLC, a retired judge who engaged another retired judge as legal counsel to the SLC, was appointed in accordance with Minnesota law, issued a report on May 1, 2021, recommending, among other things, that certain claims be permitted to proceed (the “Remaining Derivative Claims”) and other claims not be permitted to proceed by the Court (the “Rejected Derivative Claims”).

On July 7, 2021, Schneyer filed a Second Amended Complaint asserting direct claims on behalf of himself and the Remaining Derivative Claims on behalf of Capital and some Rejected Derivative Claims on behalf of Capital. Under Delaware law, Capital has a right to control the litigation of the Remaining Derivative Claims, the Rejected Derivative Claims, and any other derivative allegations that may be asserted on behalf of Capital. On August 17, 2021, Management exercised this right for Capital and appointed a second independent special litigation committee (the “Second SLC”), a partner at an international law firm, to manage the litigation of the claims raised in Schneyer’s Second Amended Complaint. On August 31, 2021, Capital filed a complaint at the Second SLC’s direction alleging the Remaining Derivative Claims and the Rejected Derivative Claims. Schneyer opposed the appointment of the Second SLC.

On December 9, 2021, the Court dismissed Schneyer’s claim for rescissory damages and the Remaining Derivative Claim alleging fraud. The Court also ruled that the Remaining Derivative Claims should be pursued by the Second SLC. Finally, the Court also denied Schneyer’s request to seek punitive damages.

On February 22, 2022, the Minnesota Court of Appeals denied the immediate review of the December 9, 2021, order.

On June 20,2022 the Court issued an order amending and realigning the complaint brought by Capital for the Remaining Derivative Claims. The order also denied Vireo U.S.’s and Dorchester Management’s motion to dismiss the Remaining Derivative Claims brought by Capital.

Following this order, the litigation was permitted to proceed with Schneyer’s three direct contract claims against Vireo U.S and a direct fraud claim against Management and Vireo U.S. on an individual basis, as well as the Remaining Derivative Claims brought by Capital.

While Vireo U.S. continues to believe that Schneyer’s claims lack merit, it agreed to settle the litigation in April 2023 to avoid the expense, distraction and risk of the pre-trial and trial processes. Entering into this settlement in no way changes the defendants’ position that they did nothing wrong and that the claims were baseless.

Verano

On January 31, 2022, the Company entered into the Arrangement Agreement with Verano, pursuant to which Verano was to have acquired all of the issued and outstanding shares of Goodness Growth pursuant to a Plan of Arrangement. Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares were to receive 0.22652 of a Verano Subordinate Voting Share, subject to adjustment as described below, for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the “Notice”) from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company’s public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano’s allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported termination of the Arrangement Agreement, which the Company has determined to treat as a repudiation.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano wrongfully repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance. On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above. Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

No unregistered sales of equity securities occurred during the six months ended June 30, 2023.

Item 6. Exhibits

Exhibit No.	Description of Exhibit

10.45

Sixth Amendment to the Credit Agreement and Frist Amendment to the Security Agreement, dates of March 31, 2023, by and among Goodness Growth Holdings, Inc. and certain of its subsidiaries, the persons from time-to-time parties thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC, as administrative agent and as collaterial agent (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form S-1 filed with the SEC on August 4, 2023).

10.46

Consulting Agreement, dated May 24, 2023, by and between Goodness Growth Holdings, Inc. and Grown Rogue Unlimited ULC (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form S-1 filed with the SEC on August 3, 2023).

31.1	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer

31.2	Rule 13a-14(a)/15d-14(a) certification of Chief Financial Officer

32.1	Section 1350 certification, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101

Includes the following financial and related information from Goodness Growth’s Quarterly Report on Form 10-Q as of and for the quarter ended June 30, 2023, formatted in Inline Extensible Business Reporting Language (iXBRL): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Income, (3) the Consolidated Statements of Comprehensive Income, (4) the Consolidated Statements of Changes in Stockholders’ Equity, (5) the Consolidated Statements of Cash Flows, and (6) Notes to Consolidated Financial Statements.

104	The cover page from this Quarterly Report on Form 10-Q, formatted in Inline XBRL.

SIGNATURES

Pursuant to requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOODNESS GROWTH HOLDINGS, INC. (Registrant)

Date: August 14, 2023	By:	/s/ Joshua Rosen
		Name:	Joshua Rosen
		Title:	Interim Chief Executive Officer

Date: August 14, 2023	By:	/s/ John A. Heller
		Name:	John A. Heller
		Title:	Chief Financial Officer

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joshua Rosen, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Goodness Growth Holdings, Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.
5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2023

By:	/s/ Joshua Rosen
Joshua Rosen
Interim Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John A. Heller, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Goodness Growth Holdings, Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.
5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2023

By:	/s/ John A. Heller
John A. Heller
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Goodness Growth Holdings, Inc. (the “Company”) on Form 10-Q for the period ended June 30, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joshua Rosen
Joshua Rosen
Interim Chief Executive Officer
August 14, 2023

/s/ John A. Heller
John A. Heller
Chief Financial Officer
August 14, 2023